UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 9)*

MITEK SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

606710-20-0

(CUSIP Number)

Thornton Family Trust of 1981

John M. Thornton

Sally B. Thornton

c/o Mitek Systems, Inc.

8911 Balboa Ave., Suite B

San Diego, CA 92123

Telephone: (858) 309-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 606710-20-0

1	NAMES OF REPORTING PERSONS Thornton Family Trust of 1981
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America (California)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,143,584(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,143,584(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,143,584(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.24%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Comprised of, following the transactions described in Item 4 of this Schedule 13D/A, 2,143,584 shares of common stock held by the Thornton Family Trust of 1981, of which John M. Thornton and Sally B. Thornton are co-trustees. John M. Thornton and Sally B. Thornton are husband and wife and are both members of the board of directors of Mitek Systems, Inc.

(2)	Percentage of class calculated based on an aggregate of 26,002,373 shares issued and outstanding as of October 31, 2012.

CUSIP No. 606710-20-0

1	NAMES OF REPORTING PERSONS John M. Thornton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 2,363,826(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,363,826(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,826(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.06%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Comprised of, following the transactions described in Item 4 of this Schedule 13D/A, (i) 69,613 shares of common stock, options to purchase 25,000 shares of common stock issuable pursuant to stock options exerciseable within 60 days of October 31, 2012 and 19,161 shares of common stock subject to restricted stock units that may become issuable within 60 days of October 31, 2012, in each case held directly by John M. Thornton, (ii) 47,307 shares of common stock, options to purchase 25,000 shares of common stock issuable pursuant to stock options exerciseable within 60 days of October 31, 2012 and 19,161 shares of common stock subject to restricted stock units that may become issuable within 60 days of October 31, 2012, in each case held directly by Sally B. Thornton, (iii) 15,000 shares of common stock held by a foundation, of which John M. Thornton and Sally B. Thornton are co-trustees, and (iv) 2,143,584 shares of common stock held by the Thornton Family Trust of 1981, of which John M. Thornton and Sally B. Thornton are co-trustees. John M. Thornton and Sally B. Thornton are husband and wife and are both members of the board of directors of Mitek Systems, Inc.

(2)	Percentage of class calculated based on an aggregate of 26,002,373 shares issued and outstanding as of October 31, 2012.

CUSIP No. 606710-20-0
1	NAMES OF REPORTING PERSONS Sally B. Thornton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 2,363,826(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,363,826(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,826(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.06%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Comprised of, following the transactions described in Item 4 of this Schedule 13D/A, (i) 47,307 shares of common stock, options to purchase 25,000 shares of common stock issuable pursuant to stock options exerciseable within 60 days of October 31, 2012 and 19,161 shares of common stock subject to restricted stock units that may become issuable within 60 days of October 31, 2012, in each case held directly by Sally B. Thornton, (ii) 69,613 shares of common stock, options to purchase 25,000 shares of common stock issuable pursuant to stock options exerciseable within 60 days of October 31, 2012 and 19,161 shares of common stock subject to restricted stock units that may become issuable within 60 days of October 31, 2012, in each case held directly by John M. Thornton, (iii) 15,000 shares of common stock held by a foundation, of which John M. Thornton and Sally B. Thornton are co-trustees, and (iv) 2,143,584 shares of common stock held by the Thornton Family Trust of 1981, of which John M. Thornton and Sally B. Thornton are co-trustees. John M. Thornton and Sally B. Thornton are husband and wife and are both members of the board of directors of Mitek Systems, Inc.

(2)	Percentage of class calculated based on an aggregate of 26,002,373 shares issued and outstanding as of October 31, 2012.

Explanatory Note

This statement constitutes Amendment No. 9 to the Statement on Schedule 13D filed on May 31,1988 (the “Initial 13D”) by the Thornton Family Trust of 1981 (the “Trust”), relating to its beneficial ownership of the common stock, par value $0.001 per share (“Common Stock”), of Mitek Systems, Inc., a Delaware corporation (the “Issuer”).

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 9 amends and supplements only information that has materially changed since the filing of Amendment No. 8 to the Initial 13D (“Amendment No. 8”), including disclosure of the number of shares of Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Persons (defined below). Amendment No. 8 was filed with the Securities and Exchange Commission on February 14, 2012.

Item 2.	Identity and Background.

This Schedule 13D/A is being filed jointly by the Thornton Family Trust of 1981, John M. Thornton and Sally B. Thornton (together, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their consent to filing joint statement.

The business address for each of the Reporting Persons is c/o Mitek Systems, Inc., 8911 Balboa Ave., Suite B, San Diego, CA 92123.

Mr. Thornton and Mrs. Thornton are members of the Issuer’s Board of Directors and co-trustees of the Trust.

None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

None of the Reporting Persons have, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. & Mrs. Thornton are citizens of the United States of America and the Trust is a trust formed under the laws of the State of California.

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D, as amended to date, is further amended and supplemented by adding the following:

On February 23, 2012, the Trust sold an aggregate of 27,400 shares of Common Stock for $10.9201 per share pursuant to a Rule 10b5-1 trading plan adopted on December 22, 2011.

On February 24, 2012, the Trust sold an aggregate of 184,177 shares of Common Stock for $10.8717 per share pursuant to a Rule 10b5-1 trading plan adopted on December 22, 2011.

The Reporting Persons do not have any present plans or proposals that relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

1.	Mr. Thornton has beneficial ownership of an aggregate of 2,363,826 shares of Common Stock, comprised of: (i) (a) 69,613 shares of Common Stock, (b) 25,000 shares of Common Stock issuable pursuant to stock options exerciseable within 60 days of October 31, 2012 and (c) 19,161 shares of Common Stock subject to restricted stock units (“RSUs”) that may become issuable within 60 days of October 31, 2012, in each case held directly by Mr. Thornton, (ii) (a) 47,307 shares of Common Stock, (b) 25,000 shares of Common Stock issuable pursuant to stock options exerciseable within 60 days of October 31, 2012 and (c) 19,161 shares of Common Stock subject to RSUs that may become issuable within 60 days of October 31, 2012, in each case held directly by Mrs. Thornton, (iii) 15,000 shares of Common Stock held by a foundation, of which Mr. Thornton is a co-trustee, and (iv) 2,143,584 shares of Common Stock held by the Trust, of which Mr. Thornton is a co-trustee. Based on an aggregate of 26,002,373 shares of Common Stock outstanding as of October 31, 2012, after giving effect to the transactions described in Item 4 of this Schedule 13D/A, Mr. Thornton beneficially owns 9.06% of the outstanding shares of Common Stock as of October 31, 2012.

Mrs. Thornton has beneficial ownership of an aggregate of 2,363,826 shares of Common Stock, comprised of: (i) (a) 47,307 shares of Common Stock, (b) 25,000 shares of Common Stock issuable pursuant to stock options exerciseable within 60 days of October 31, 2012 and (c) 19,161 shares of Common Stock subject to RSUs that may become issuable within 60 days of October 31, 2012, in each case held directly by Mrs. Thornton, (ii) (a) 69,613 shares of Common Stock, (b) 25,000 shares of Common Stock issuable pursuant to stock options exerciseable within 60 days of October 31, 2012 and (c) 19,161 shares of Common Stock subject to RSUs that may become issuable within 60 days of October 31, 2012, in each case held directly by Mr. Thornton, (iii) 15,000 shares of Common Stock held by a foundation, of which Mrs. Thornton is a co-trustee, and (iv) 2,143,584 shares of Common Stock held by the Trust, of which Mrs. Thornton is a co-trustee. Based on an aggregate of 26,002,373 shares of Common Stock outstanding as of October 31, 2012, after giving effect to the transactions described in Item 4 of this Schedule 13D/A, Mrs. Thornton beneficially owns 9.06% of the outstanding shares of Common Stock as of October 31, 2012.

The Trust has beneficial ownership of an aggregate of 2,143,584 shares of Common Stock. Based on an aggregate of 26,002,373 shares of Common Stock outstanding as of October 31, 2012, after giving effect to the transactions described in Item 4 of this Schedule 13D/A, the Trust beneficially owns 9.06% of the outstanding shares of Common Stock as of October 31, 2012.

2.	Mr. & Mrs. Thornton have shared power to vote and dispose of all the shares of Common Stock beneficially owned by the Trust and all the shares of Common Stock beneficially owned by each of them that are subject to outstanding stock options and RSUs.

3.	None of Reporting Persons has effected any transaction with respect to the shares of Common Stock held in the Trust during the past 60 days.

4.	The Reporting Persons have the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held in the Trust.

5.	Not applicable.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Consent to filing joint statement (incorporated by reference from the Exhibits to Schedule 13D filed by the Reporting Persons on May 31, 1988).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2012	/s/ John M. Thornton
John M. Thornton

/s/ Sally B. Thornton
Sally B. Thornton

Thornton Family Trust of 1981

	By:	/s/ John M. Thornton
John M. Thornton, co-trustee

/s/ Sally B. Thornton
Sally B. Thornton, co-trustee

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1	Consent to filing joint statement (incorporated by reference from the Exhibits to Schedule 13D filed by the Reporting Persons on May 31, 1988).